UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25


                            SEC File Number 001-04626
                           NOTIFICATION OF LATE FILING

(Check one).  [ ] Form 10-K     [ ]Form 20-F  [ ] Form 11-K  |X| Form 10-Q
              [ ] I Form N-SAR  [ ] Form N-CSR

                  For Period Ended: July 29, 2006
                  [ ]        Transition Report on Form 10-K
                  [ ]        Transition Report on Form 20-F
                  [ ]        Transition Report on Form 11-K
                  [ ]        Transition Report on Form 10-Q
                  [ ]        Transition Report on Form N-SAR
                  For the Transition Period Ended: ___________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION-

       Harvey Electronics, Inc.
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Full Name of Registrant

       N/A
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Former Name if Applicable

       205 Chubb Avenue
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Address of Principal Executive Office (Street and Number)

      Lyndhurst, New Jersey 07071
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part Ill of this form could not be eliminated without unreasonable effort or expense
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III --NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to complete its report on Form 10-Q for the quarter ended July 29, 2006 without causing undue hardship to the Company, which is primarily the result of the Registrant's need to allocate significant time and effort to analyze and review the financial statements with its independent registered public accounting firm. As a result, management needs the additional period of five (5) days to finalize the financial statements necessary for such report and allow sufficient time to file its report on Form 10-Q.

(Attach extra Sheets if Needed)
PART IV --OTHER INFORMATION

(I) Name and telephone number of person to contact in regard to this notification

       Joseph Calabrese             (201)                     842-0078
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           (Name)                (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                            Harvey Electronics, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  September 12, 2006             By /s/Joseph Calabrese
                                        ---------------------------------
                                            Chief Financial Officer